BANRO CORPORATION
(the “Corporation”)

Meeting of Holders of the 10% Senior Secured Notes due March 1, 2017 of the Corporation held on
March 31, 2017

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matter voted upon and the outcome of the votes at the meeting of the holders of the 10% Senior Secured Notes due March 1, 2017 of the Corporation held on March 31, 2017 (the “Meeting”).

The following matter was put to a vote by ballot at the Meeting:

Brief Description of the Matter Voted Upon	Outcome of Vote	Percentage of Votes Cast

		For	Against
1.

Special resolution, the full text of which is set forth in Appendix A of the Management Information Circular of the Corporation dated February 27, 2017 (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular.

	Carried	149,360,000 (99.12%)	1,333,000 (0.88%)